AMENDMENT NO. 3 TO THE
2014 EQUITY PARTICIPATION PLAN
OF CIVEO CORPORATION

(as Amended and Restated as of May 12, 2016)

WHEREAS, Civeo Corporation, a limited company organized under the laws of British Columbia, Canada (the “Company”), maintains the 2014 Equity Participation Plan of Civeo Corporation, as most recently amended and restated as of May 12, 2016 (the “Plan”); and
WHEREAS, the Company has determined that, subject to and effective upon shareholder approval of the same, the Plan should be amended to increase the aggregate number of common shares of the Company, no par value, which may be issued pursuant to awards granted thereunder by 10,000,000 shares.
NOW, THEREFORE, subject to and effective upon shareholder approval of the same, the Plan is hereby amended as follows:
1. Section 2.1(a) of the Plan is deleted in its entirety and replaced with the following:
The shares subject to Options, SARs, Restricted Shares, Performance Awards, Dividend Equivalents, Deferred Shares, or Share Payments shall be Common Shares. The aggregate number of such Common Shares which may be issued upon exercise of such options or rights or upon any such awards under the Plan shall not exceed 28,700,000, all of which shall be available for Incentive Options. Common Shares issuable upon exercise of such options or rights or upon any such awards may be either previously authorized but unissued shares or treasury shares.
IN WITNESS WHEREOF, this Amendment to the Plan is executed effective as stated above.

CIVEO CORPORATION,
a British Columbian corporation

By:	/s/ Carolyn J. Stone
Name:	Carolyn J. Stone
Title:	Senior Vice President, Chief Financial Officer and Treasurer